FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
January, 2010

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE Year Ended 2009

ENDESA CHILE
ANNOUNCES CONSOLIDATED RESULTS
FOR YEAR ENDED DECEMBER 31st, 2009

Highlights for the Period

SUMMARY

• Consolidated physical sales increased to 59,859 GWh, 4.2% higher than 2008, primarily in Chile and Argentina. Nevertheless, revenues decreased by 4.6% reaching Ch$ 2,418,919 million.

• Operating costs amounted to Ch$ 976,146 million, a reduction of 25.2% compared to December 2008, due to lower use of liquid fuels for thermal generation. During 2009, WTI diesel reached an average price of US$ 68.8/ barrel representing a 31.3% drop from the 2008 average value of US$100.1/ barrel.

• For the year ended December 31st, 2009, Endesa Chile’s Net Income was Ch$ 627,053 million, a 44.8% increase year over year.

• Gross operating income (EBITDA) was Ch$ 1,257,072 million, an 18.5% increase over the Ch$ 1,060,768 million recorded for the same period of 2008.

• The financial result decreased by Ch$ 18,101 million, 9.6% lower than 2008.

• Income derived from investments in related companies reached Ch$ 98,458 million, 19.9% higher in relation to 2008, mainly as a result of higher net income of our affiliate, Endesa Brasil.

• Hydro generation at a consolidated level experienced a 7.9% increase, mainly in Chile and Argentina.

• In Chile, EBITDA increased by Ch$ 123,239 million which is explained primarily by the following:

• Lower liquid fuel prices and consumption.
• Better production mix due to better hydrology.
• Higher gas availability, improving efficiency.

• In Colombia, EBITDA increased by Ch$ 39,949 million, which is explained primarily by the following:

• Higher sales prices, partially explained by the “El Niño” phenomenon.
• Higher energy sales to the regulated market.

• In Peru, EBITDA increased by Ch$ 26,256 million, as a result of:

• Better purchase-production mix due to better hydrology.
• Lower costs of energy purchases in the spot market

• In Argentina, EBITDA increased by Ch$ 7,624 million, as a result of:

• Better hydrology conditions.
• Higher energy sales to the spot market.
• Better purchase-production mix.

PRESS RELEASE Year Ended 2009

FINANCIAL SUMMARY

• Consent solicitation approval for the Yankee Bonds outstanding, restricting cross default and insolvency clauses to the Issuer and its Chilean subsidiaries. A default in a foreign subsidiary can no longer have an effect in our Yankee bonds.

• Consolidated debt reached US$ 4,172 million, 5.8% lower than December 2008.

• Average interest rate fell from 8.7% to 6.5% on a consolidated basis.

• Interest Coverage ratio increased 24.7%, to a healthy 6.7 times.

• Liquidity, a key consideration in our financial management, continues to be in a very solid position as shown below:

• Uncommitted credit lines for US$ 231 million available for Endesa Chile in the Chilean capital markets.
• Committed credit lines for US$ 200 million in undrawn revolving debt facilities in the international market.
• Committed credit lines for US$ 100 million in undrawn revolving debt facilities in the local market.
• Cash and cash equivalents amounted to US$880 million.

• Endesa Chile continued to apply a strict control over its liquidity for all its subsidiaries. The outstanding derivative instruments as of December 31, 2009 are detailed as follows:

• Interest Rate Swaps for a total amount of US$ 200 million to fix the interest rate.
• Collars, for a value of US$ 40 million.
• Forwards, for US$ 129 million.

The aforementioned financial tools are being permanently evaluated and adjusted to the changing macroeconomic scenario, in order to achieve the most efficient levels of protection.

MARKET SUMMARY

• During 2009, Chile’s Stock market showed a high performance compared to other world stock markets and continue showing strength having high exposure to sectors commonly considered as defensive. The IPSA index registered the highest annual performance over the last 16 years of 50.7%, outperforming other world benchmarks: Dow Jones Industrials: +18.8%, UKX: +22.1%, S&P 500: +23.5%, IBEX: +29.8% and FTSE 250: +46.3% .

• Endesa Chile’s shares showed high performance in the Chilean and US markets. Endesa Chile ADRs outperformed representative US stock market indexes, showing a positive return of 50.1% . Following the Chilean Stock market, the Endesa Chile share price increased 17.6% YTD from Ch$733.9 to Ch$863.3.

• In addition, during this year, Endesa Chile continued to be among the most traded companies at the Santiago Stock Exchange, with an average trading of US$ 8.5 million in 2009.

PRESS RELEASE Year Ended 2009

Top Five Daily Average Traded Amount at SSE in 2009

Thousand US$

SQM-B	17,608
D&S	16,289
ENDESA CHILE	8,468
ENERSIS	7,840
CAP	7,582

Source: Santiago Stock Exchange (SSE)

RISK RATING CLASSIFICATION INFORMATION

• Endesa Chile’s credit profile has continued to strengthen in 2009, due to improvements in the liquidity position and reduction of leverage levels. The positive perspective of the operational and credit profile of Endesa Chile has been reflected in the very recent upgrade made in January 2010 by Fitch Ratings to our Foreign and Local Currency Issuer Default Ratings and Endesa Chile Yankee Bonds to BBB+ from BBB. Similarly, it made an upgrade of our Domestic Ratings to AA from AA- with stable outlook.

• Fitch Ratings’ highlights of Endesa Chile’s are the following:

• Strong operational and financial improvement and incorporates the expectation that the company's cash flow will stabilize and that solid credit metrics will be maintained over the medium term.
• The beginning of new contracts with price indexation mechanisms and the maintenance of a conservative commercial policy.
• The recent new generation capacity and the company’s participation in the recently inaugurated LNG terminal in Chile, which have helped the company to build a stronger business platform, which should enable it to achieve earnings with less volatility.

The current risk classifications are:

• International Ratings:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB, Stable	Baa3, Stable	BBB+ / Stable

• Domestic Ratings (for securities issued in Chile):

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA- / Stable	AA / Stable

• Risk classification of the countries where Endesa Chile has its operations also experienced positive changes during 2009. Moody's upgraded Peru's and Brazil’s foreign currency ratings to Investment Grade level.

• With this decision, in December 2009, 95% of total EBITDA comes from "Investment Grade" countries.

PRESS RELEASE Year Ended 2009

TABLE OF CONTENTS
Summary	1
Financial Summary	2
Market Summary	2
Risk Rating Classification Information	3
GENERAL INFORMATION	5
SIMPLIFIED ORGANIZATIONAL STRUCTURE	5
MARKET INFORMATION	6
EQUITY MARKET	6
DEBT MARKET	8
CONSOLIDATED INCOME STATEMENT ANALYSIS	9
NET INCOME	9
OPERATING INCOME	10
NET FINANCIAL RESULT	10
TAXES	10
CONSOLIDATED BALANCE SHEET ANALYSIS	11
ASSETS	11
LIABILITIES AND SHAREHOLDER’S EQUITY	12
DEBT MATURITY WITH THIRD PARTIES	13
EVOLUTION OF KEY FINANCIAL RATIOS	13
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	15
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	17
CAPEX AND DEPRECIATION	17
ARGENTINA	18
CHILE	20
COLOMBIA	22
PERU	23
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	24
SUSTAINABILITY AND THE ENVIRONMENT	26
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	27
OPERATING INCOME BY SUBSIDIARY	28
BUSINESS INFORMATION OF CHILEAN OPERATIONS	30
BUSINESS INFORMATION OF FOREIGN OPERATIONS	31
BRAZIL	32
CONFERENCE CALL INVITATION	36

PRESS RELEASE Year Ended 2009

GENERAL INFORMATION

(Santiago, Chile, January 27, 2010) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the year ended December 31st, 2009. All figures are in Chilean pesos (Ch$) under International Financial Reporting Standards (IFRS). Variations refer to the period between December 31st, 2008 and December 31st, 2009.

Figures as of December 31st, 2009 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$1 = Ch$507.10 as of December 31st, 2009 for the Balance Sheet, and 2009 average exchange rate of US$1 = Ch$559.66 for the Income Statement, Cash Flow Statements, Capex and Depreciation.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or associates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of December 31st, 2008.

* Endesa Chile Chilean subsidiaries are Celta, Pangue, Pehuenche, San Isidro and Túnel El Melón.

SIMPLIFIED ORGANIZATIONAL STRUCTURE

PRESS RELEASE Year Ended 2009

     MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below shows the performance of Endesa Chile’s ADR (“EOC”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Return for the period: 50.1%

PRESS RELEASE Year Ended 2009

Santiago Stock Exchange (SSE)

The chart below shows the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the selective Chilean selective Stock Index (IPSA):

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Endesa Chile’s share price (“XEOC”) at the Latibex over the last 12 months compared to the Local Stock Index (IBEX):

PRESS RELEASE Year Ended 2009

DEBT MARKET

Yankee Bonds Price Evolution

The following chart shows the pricing of three of our Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

(*) iShares iBoxx Investment Grade Corporate Bond Fund is an exchange traded fund incorporated in the United States. The Index measures the performance of a fixed number of investment grade corporate bonds.

PRESS RELEASE Year Ended 2009

CONSOLIDATED INCOME STATEMENT ANALYSIS

NET INCOME

Endesa Chile’ Net Income attributable to parent company for 2009 was Ch$627,053 million, representing a 44.8% increase over the previous year, which was Ch$433,177 million.

Table 1

CONSOLIDATED INCOME STATEMENT	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Sales	2,531,568	2,408,239	(123,329)	(4.9%)	4,303,012
Energy sales	2,441,009	2,346,027	(94,982)	(3.9% )	4,191,852
Other sales	20,558	12,085	(8,473)	(41.2% )	21,594
Other services	70,001	50,127	(19,874)	(28.4% )	89,566
Other operating income	4,820	10,680	5,860	121.6%	19,083

Revenues	2,536,388	2,418,919	(117,469)	(4.6%)	4,322,095

Power purchased	(224,432)	(164,313)	60,120	26.8%	(293,592)
Cost of fuel consumed	(845,936)	(587,064)	258,872	30.6%	(1,048,959)
Transportation expenses	(187,325)	(173,035)	14,289	7.6%	(309,177)
Other variable procurements and services	(46,760)	(51,734)	(4,974)	(10.6% )	(92,438)

Procurements and Services	(1,304,453)	(976,146)	328,307	25.2%	(1,744,165)

Contribution Margin	1,231,935	1,442,773	210,838	17.1%	2,577,930

Work on non-current assets	500	732	232	46.3%	1,308
Employee expenses	(63,800)	(75,564)	(11,765)	(18.4% )	(135,017)
Other fixed operating expenses	(107,868)	(110,869)	(3,001)	(2.8% )	(198,099)

Gross Operating Income (EBITDA)	1,060,768	1,257,072	196,304	18.5%	2,246,121

Depreciation and amortization	(186,605)	(196,142)	(9,538)	(5.1% )	(350,464)
Impairment loss (reversal), net	-	(44,000)	(44,000)		(78,618)

Operating Income	874,164	1,016,931	142,767	16.3%	1,817,039

Net Financial Income	(188,895)	(170,794)	18,101	9.6%	(305,173)

Financial income	34,323	25,316	(9,007)	(26.2% )	45,234
Financial expenses	(198,440)	(188,368)	10,071	5.1%	(336,574)
Income (Loss) for indexed assets and liabilities	(18,950)	9,275	28,226	148.9%	16,573
Foreign currency exchange differences, net	(5,828)	(17,017)	(11,189)	(192.0%)	(30,406)
Gains	42,223	31,785	(10,438)	(24.7% )	56,794
Losses	(48,052)	(48,803)	(751)	(1.6% )	(87,200)
Net Income from related companies	82,132	98,458	16,326	19.9%	175,923
Net Income from other investments	1,016	(90)	(1,107)	(108.9% )	(161)
Net Income from sales of assets	(708)	65	773	109.2%	116

Net Income before taxes	767,708	944,569	176,860	23.0%	1,687,744

Income Tax	(210,178)	(172,468)	37,709	17.9%	(308,164)

Continued Operating Result	557,531	772,100	214,570	38.5%	1,379,579

Gain (Loss) from discontinued operations, net from taxes	-	-	-		-

Discontinued Operating Result	557,531	772,100	214,570	38.5%	1,379,579

NET INCOME	557,531	772,100	214,570	38.5%	1,379,579

Parent company	433,177	627,053	193,876	44.8%	1,120,411
Minority interest	124,354	145,047	20,693	16.6%	259,168

Net income per share (Ch$ /share and US$ / ADR)	52.8	76.5	23.6	44.8%	4.1

PRESS RELEASE Year Ended 2009

OPERATING INCOME

Operating Income for the period increased by Ch$ 142,767 million, from Ch $874,164 million to Ch$ 1,016,931 million as of December 2009, representing an increase of 16.3% . The main reason behind this increase was the decrease in our operating costs.

EBITDA, or Gross Operating Income, was Ch$ 1,257,072 million in 2009, an 18.5% increase compared to 2008. This does not include the contribution of the investment in Endesa Brasil which is not consolidated by Endesa Chile.

Operating Revenues and costs, broken down by business line for the years ending December 31st, 2008 and 2009 are:

Table 2

	Chilean Electricity Business				Other Businesses in Chile				Argentina
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$

	2008	2009		2009	2008	2009		2009	2008	2009		2009

Operating Revenues	1,605,337	1,369,647	(14.7%)	2,700,941	36,856	39,001	5.8%	76,911	284,228	296,578	4.3%	584,851
% of consolidated	63%	57%		57%	1%	2%		2%	11%	12%		12%

Operating Costs	(1,037,600)	(729,607)	(29.7%)	(1,438,784)	(37,069)	(31,921)	(13.9%)	(62,949)	(246,944)	(253,627)	2.7%	(500,152)
% of consolidated	62%	52%		52%	2%	2%		2%	15%	18%		18%

Operating Income	567,737	640,040	12.7%	1,262,157	(212)	7,080	(3437.3%)	13,962	37,284	42,951	15.2%	84,699

	Colombia				Peru				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$

	2008	2009		2009	2008	2009		2009	2008	2009		2009

Operating Revenues	401,470	500,964	24.8%	987,901	208,497	213,625	2.5%	421,268	2,536,388	2,418,919	(4.6%)	4,770,103
% of consolidated	16%	21%		21%	8%	9%		9%

Operating Costs	(184,652)	(250,153)	35.5%	(493,301)	(156,725)	(137,576)	(12.2%)	(271,300)	(1,662,225)	(1,401,989)	(15.7%)	(2,764,719)
% of consolidated	11%	18%		18%	9%	10%		10%

Operating Income	216,818	250,811	15.7%	494,599	51,772	76,049	46.9%	149,968	874,164	1,016,931	16.3%	2,005,385

NET FINANCIAL RESULT

The company’s financial result as of December 2009 was negative Ch$ 170,794 million, 9.6% lower than 2008. This is mainly explained by lower financial expenses of Ch$10,071 million, mainly in Chile, as a result of the lower debt in average and the lower interest rate and by the Ch$9,275 million positive results from adjustments of debt denominated in Unidades de Fomento (U.F.) in Chile as a result of lower inflation. This was partially offset by a net loss from exchange rate difference of Ch$ 17,017 million, which was mainly generated in Chile while the appreciation of the Chilean peso in relation to the dollar impacted the net assets denominated in dollars, and by lower financial income of Ch$ 9,007 million.

Other results reached Ch$ 98,433 million in December 2009, increasing by 19% over 2008. These results mostly reflect the proportional contribution of the affiliate, Endesa Brasil S.A., which equity gain as of December 2009 increased due to better results in CIEN, given a higher level of energy transmission and better results of Fortaleza due to higher generation and the growth of physical sales in the spot market. This was partly offset by lower prices in the spot market and the decrease in sales of Cachoeira Dourada. The latter is what mostly explains the increase of our total equity investment result by 20% in 2009, reaching Ch$ 98,458 million.

TAXES

Taxes decreased by Ch$ 37,709 million as of December 30, 2009 compared to the same period of 2008.

PRESS RELEASE Year Ended 2009

CONSOLIDATED BALANCE SHEET ANALYSIS

ASSETS

Table 3

ASSETS	(Million Ch$)				(Thousand US$)

	2008	2009	Var 08-09	Chg %	2009

CURRENT ASSETS
Cash and cash equivalents	719,218	446,438	(272,780)	(37.9% )	880,375
Financial assets at fair value with changes through net income	-	1,493	1,493		2,945
Available-for-sale financial assets	-	-	-		-
Other financial assets	-	43	43		84
Trade accounts receivable and other receivables, net	342,261	328,265	(13,995)	(4.1% )	647,339
Accounts receivable from related companies	66,245	69,161	2,916	4.4%	136,385
Inventories	49,142	40,180	(8,962)	(18.2% )	79,234
Hedging instruments	-	-	-		-
Prepayments	4,709	7,184	2,475	52.6%	14,167
Current tax receivable	54,912	44,392	(10,520)	(19.2% )	87,542
Other assets	5,353	5,205	(148)	(2.8% )	10,263
Non-current assets (or disposal groups) classified as held for sale	-	-	-		-

Total Current Assets	1,241,839	942,361	(299,478)	(24.1%)	1,858,334

NON-CURRENT ASSETS
Available-for-sale financial assets	2,433	2,488	55	2.3%	4,906
Other financial assets	1,655	1,063	(592)	(35.8% )	2,097
Trade accounts receivable and other receivables, net	153,412	66,716	(86,696)	(56.5% )	131,565
Accounts receivable from related companies	-	-	-		-
Investments in associates accounted for using the equity method	536,703	574,097	37,394	7.0%	1,132,118
Intangibles assets, net	76,954	148,184	71,230	92.6%	292,218
Property, plant and equipment, net	4,540,895	4,326,989	(213,905)	(4.7% )	8,532,813
Investment properties	-	-	-		-
Deferred tax assets	110,326	94,924	(15,402)	(14.0% )	187,190
Hedging instruments	-	591	591		1,165
Prepayments	-	-	-		-
Other assets	14,688	11,938	(2,749)	(18.7% )	23,542

Total Non-Current Assets	5,437,066	5,226,991	(210,075)	(3.9%)	10,307,615

TOTAL ASSETS	6,678,905	6,169,353	(509,553)	(7.6%)	12,165,949

Total Assets decreased Ch$509,553 million in December 2009 compared to December 2008, which is mainly due to:

• Ch$299,478 million decrease in Current Assets, equal to 24.1%, as a result of:

• Reductions in cash and cash equivalents of Ch$ 272,780 million, mainly lower dividends and debt payments, an also due to the reduction of commercial debtors and other accounts receivable of Ch$ 13,995 million.

• Non-current assets decreased Ch$210,075 million, mainly due to a reduction in net property, plant and equipment of Ch$ 213,905 million, mainly the effect of the translation of the local currency of each country and the exchange rate effect of approximately Ch$ 364,000 million, the depreciation for the period of Ch$ 192,773 million. This was partially compensated by additions in the period of approximately Ch$315,590 million; and also due to a reduction in commercial debtors and other accounts receivables of Ch$ 86,696 million, mainly the transfer to short term of the account receivable from the affiliate company Atacama Finance Co and the reduction of deferred taxes and other assets of Ch$ 18,151 million. This was partially compensated by the increase in investments from affiliate companies of Ch$ 37,394 million, mainly the higher result of Endesa Brasil, higher exchange rate differences, and the increase of intangible assets of Ch$ 71,230 million, mainly to the fund generated by the acquisition of 29.4% of Edegel.

PRESS RELEASE Year Ended 2009

LIABILITIES AND SHAREHOLDER’S EQUITY

Table 4

LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)

	2008	2009	Var 08-09	Chg %	2009

CURRENT LIABILITIES
Interest-bearing loans	740,118	345,356	(394,762)	(53.3% )	681,041
Other financial liabilities	-	697	697		1,374
Trade accounts payable and other payables	347,675	373,872	26,197	7.5%	737,274
Accounts payable to related companies	137,396	90,554	(46,842)	(34.1% )	178,572
Provisions	33,706	33,393	(313)	(0.9% )	65,851
Current tax payable	83,966	123,945	39,979	47.6%	244,420
Other liabilities	8,710	8,669	(41)	(0.5% )	17,096
Deferred revenues	449	448	(1)	(0.2% )	884
Post-employment benefit obligations	3,593	3,449	(144)	(4.0% )	6,801
Hedging instruments	30	718	688	2307.4%	1,416

Total Current Liabilities	1,355,644	981,102	(374,542)	(27.6%)	1,934,730

LONG-TERM LIABILITIES
Interest-bearing loans	2,134,544	1,791,981	(342,563)	(16.0% )	3,533,782
Trade accounts payable and other payables	13,252	7,570	(5,683)	(42.9% )	14,928
Provisions	3,291	20,161	16,870	512.7%	39,757
Deferred tax liabilities	399,374	347,877	(51,498)	(12.9% )	686,012
Other liabilities	33,436	34,337	900	2.7%	67,712
Deferred revenues	234	164	(70)	(29.9% )	323
Post-employment benefit obligations	29,880	28,231	(1,649)	(5.5% )	55,672
Hedging instruments	7,295	2,930	(4,365)	(59.8% )	5,777

Total Long-Term Liabilities	2,621,307	2,233,249	(388,058)	(14.8%)	4,403,962

SHAREHOLDERS' EQUITY
Issued share capital	1,537,723	1,537,723	-	0.0%	3,032,385
Reserves	(744,746)	(769,182)	(24,436)	(3.3% )	(1,516,825)
Retained earnings	805,753	1,300,545	494,792	61.4%	2,564,672
Parent Company	1,598,730	2,069,086	470,356	29.4%	4,080,232
Minority Interest	1,103,224	885,916	(217,308)	(19.7%)	1,747,025

Total Shareholders's Equity	2,701,954	2,955,002	253,048	9.4%	5,827,257

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,678,905	6,169,353	(509,553)	(7.6%)	12,165,949

The company’s Total Liabilitiesand Shareholders’ Equity decreased by Ch$509,553 million from the period ended on December 2008, largely due to:

• Decrease in Current Liabilities of Ch$ 374,542 million, a 27.6%, mainly explained by a reduction of Ch$ 394,762 million in interest-bearing loans, mainly due to the payment of bonds (put option and Yankee bonds) plus interest accrued and the interest rate effect in Endesa Chile for Ch$ 280,100 million, explained by the loans and bonds payment of Emgesa for Ch$ 91,390 million and of Edegel for Ch$ 38,140 million, partially compensated by the transfer to short term of the debt of GasAtacama for Ch$ 34,637 million and the a reduction in accounts payable to related companies of Ch$ 46,842 million. This was partially compensated by the increase in commercial creditors and other accounts payable of Ch$ 26,197 million, mainly higher suppliers for energy purchases, dividends payable to third parties and the increase of accounts payable and taxes payable of Ch$ 39,979 million.

• Non-current liabilities declined by Ch$ 388,058 million, mainly explained by a reduction in interest-bearing loans of Ch$ 342,563 million, mainly in Endesa Chile due to a lower exchange rate and a reduced restatement of debt denominated in Unidades de Fomento (U.F.) due to lower inflation, and in Endesa Costanera, Chocón and Edegel due to loan repayments and a reduced exchange rate, and the transfer to short term of the debt of Gas Atacama, partially offset by increases in loans of Emgesa and the lower deferred taxed for Ch$ 16,870 million.

PRESS RELEASE Year Ended 2009

• Net equity rose by Ch$ 253,048 million over December 2008. The controller increased by Ch$ 470,356 million, mainly explained by the result of the higher earnings of the period of Ch$ 627,053 million, the increase of cash flow hedge reserve for Ch$ 185,568 million and other reserves for Ch$ 13,965 million. This was partially compensated by the effect of the controller in the conversion differences over the investments and capital gain of Ch$ 124,473 million, dividend payment of Ch$ 130,371 million, Ch$ 86,730 million of which were provisioned in December 31, 2009, and the reduction of the minimum dividend for Ch$ 188,116 million.

• The participation of minority holdings decreased by Ch$ 217,308 million, as a consequence of the conversion net effects, minimum dividend, coverage derivatives reserves and minorities net income.

DEBT MATURITY WITH THIRD PARTIES

Table 5

(Million Ch$)	2010	2011	2012	2013	2014	Balance	TOTAL

Chile	178,109	109,411	19,246	210,778	109,428	660,601	1,287,574

Endesa Chile (*)	178,109	109,411	19,246	210,778	109,428	660,601	1,287,574

Argentina	51,630	51,499	19,610	12,545	14,274		149,558

Costanera	36,456	23,964	13,205	12,545	14,274		100,444
Chocón	15,035	27,535	6,405				48,975

Perú	36,552	29,475	65,733	24,289	22,709	55,503	234,261

Edegel	36,552	29,475	65,733	24,289	22,709	55,503	234,261

Colombia	39,690	59,535	75,662		35,141	234,009	444,037

Emgesa	39,690	59,535	75,662		35,141	234,009	444,037

TOTAL	305,982	249,920	180,251	247,611	181,552	950,113	2,115,430

Table 5.1

(Thousand US$)	2010	2011	2012	2013	2014	Balance	TOTAL

Chile	351,231	215,759	37,953	415,653	215,792	1,302,704	2,539,093

Endesa Chile (*)	351,231	215,759	37,953	415,653	215,792	1,302,704	2,539,093

Argentina	101,814	101,556	38,672	24,738	28,149		294,929

Costanera	71,890	47,257	26,040	24,738	28,149		198,075
Chocón	29,649	54,298	12,632				96,579

Perú	72,081	58,124	129,626	47,897	44,782	109,452	461,962

Edegel	72,081	58,124	129,626	47,897	44,782	109,452	461,962

Colombia	78,269	117,404	149,205		69,297	461,465	875,640

Emgesa	78,269	117,404	149,205		69,297	461,465	875,640

TOTAL	603,396	492,842	355,455	488,289	358,020	1,873,621	4,171,624

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón

EVOLUTION OF KEY FINANCIAL RATIOS

Table 6

Indicator	Unit	2008	2009	Var 08-09	Chg %

Liquidity	Times	0.92	0.96	0.04	4.3%
Acid ratio test *	Times	0.83	0.86	0.03	3.6%
Working capital	million Ch$	(113,805)	(38,740)	75,065	66.0%
Working capital	th. US$	(224,424)	(76,396)	148,028	66.0%
Leverage **	Times	1.47	1.09	(0.38)	25.9%
Short-term debt	%	34.1	30.5	(3.56)	(10.5% )
Long-term debt	%	65.9	69.5	3.56	5.4%

* Current assets net of inventories and prepaid expenses
** Using the ratio = Total debt / (equity + minority interest)

PRESS RELEASE Year Ended 2009

Table 6.1

Indicator	Unit	2008	2009	Var 08-09	Chg %

Financial Expenses Coverage***	Times	5.35	6.67	1.33	24.7%
EBITDA****	Ch$ Million	1,060,768	1,257,072	196,304	18.5%
Op.Income / Op.Rev.	%	34.5	42.2	7.58	22.0%
ROE	%	27.1	30.3	3.21	11.8%
ROA	%	8.3	12.5	4.17	49.9%

***EBITDA/Financial Expenses
****EBITDA: Operating Income+Depreciation+Amortization

Liquidity index as of December, 2009 was 0.96, an improvement of 4.3% compared to December, 2008. This shows the solid liquidity position of the company, meeting its obligations with banks and financing its investments with cash surpluses and having a satisfactory debt repayment schedule.

The acid test ratio is 0.86 times, an increase of 3.6% over December 2008, basically explained by the reduction in interest-bearing loans (bonds).

Leverage ratio was 1.09, reflecting a reduction of 25.9% over December, 2008, due to lower liabilities and higher shareholders’ equity.

Financial expense coverage increased 1.33 times or an equivalent 24.7%, going from 5.35 in December 2008 to 6.67 for the current exercise. The above is the result of a significant increase in EBITDA achieved by the company over the current period and to the stabilization of debt service costs, mainly due to a positive UF effect.

Operating Income over Operating Revenues profitability increased 22.0%, reaching a 42.2% in December 2009.

The annual ROE of the Parent Company increase from 27.1% to 30.3% in December 2009. This increase is derived from higher results from the period despite an increase in Parent Company equity.

Annual ROA went from 8.3% as of December 2008 to 12.5% in December 2009, situation which also reflects the improved current period result, together with a decline in assets.

PRESS RELEASE Year Ended 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS

Table 7

CASH FLOW	(Million Ch$)				(Thousand US$)

	2008	2009	Var 08-09	Chg %	2009

Net Income	557,531	772,100	214,570	38.5%	1,379,579

Financial expenses	217,390	179,093	(38,297)	(17.6% )	320,001
Financial income	(34,323)	(25,316)	9,007	26.2%	(45,234)
Income tax	210,178	172,468	(37,709)	(17.9% )	308,164
Share of the (profit) loss of associates accounted for using the equity method, net of cash distributions received	(82,132)	(98,458)	(16,326)	(19.9% )	(175,923)
Other (Increases) decreases to Reconcile to Operating Income	5,520	17,043	11,523	208.7%	30,452

Adjustments to Reconcile to Operating Income	316,633	244,830	(71,802)	(22.7%)	437,460

Operating Income	874,164	1,016,931	142,767	16.3%	1,817,039

Non-Monetary Adjustments
Depreciation	182,631	192,773	10,142	5.6%	344,444
Amortization of intangible assets	3,973	3,369	(604)	(15.2% )	6,020
Impairment loss	-	44,000	44,000		78,618
Unrealized foreign currency exchange differences, net	-	-	-		-
(Gain) loss on sale of non-current assets not held for sale	708	(65)	(773)	(109.2% )	(116)
Participation in (profits) loss of investments	(1,016)	90	1,107	108.9%	161
Increase in provisions	2,223	775	(1,448)	(65.1% )	1,385
Reversal of unused provisions	-	-	-		-
Used provisions	-	2,474	2,474		4,421
(Increase) decrease in deferred tax Assets	4,020	(8,090)	(12,110)	(301.2% )	(14,455)
Increase (decrease) in deferred tax Liabilities	(1,592)	3,258	4,849	304.6%	5,821
Other non-monetary adjustments	(4,329)	(12,624)	(8,295)	(191.6% )	(22,557)

Total Non-Monetary adjustments	186,618	225,960	39,341	21.1%	403,742

Net cash from operating activities before changes in working capital	1,060,782	1,242,890	182,108	17.2%	2,220,781

Increase (Decrease) in Working Capital in:
Inventories	11,986	(794)	(12,780)	(106.6% )	(1,418)
Trade accounts receivable and other receivables, net	(107,071)	13,388	120,458	112.5%	23,921
Prepayments	(19,917)	(4,364)	15,553	78.1%	(7,798)
Other assets	91,045	108,055	17,010	18.7%	193,072
Trade accounts payable and other payables	14,956	(130,366)	(145,323)	(971.6% )	(232,937)
Deferred revenues	-	-	-		-
Accruals	(7,954)	(13,316)	(5,362)	(67.4% )	(23,794)
Taxes Payable	(59,259)	(85,390)	(26,131)	(44.1% )	(152,573)
Post-employment benefit obligations	(105)	6,392	6,497	6164.9%	11,421
Other liabilities	(14,185)	(41,675)	(27,489)	(193.8% )	(74,464)
Increase (Decrease) in Working Capital, Total	(90,503)	(148,070)	(57,567)	(63.6%)	(264,570)

TOTAL CASH FLOWS PROVIDED BY (USED IN) OPERATIONS	970,279	1,094,820	124,541	12.8%	1,956,211

Cash generated by (used for) other operating activities
Proceeds from interest received classified as operating	-	-	-		-
Payments of interest classified as operating	-	-	-		-
Proceeds from refunded income tax	-	-	-		-
Payments of income tax	19,341	99,250	79,910	413.2%	177,339
Other inflows (outflows) from other operating activities	-	-	-		-

Cash generated by (used for) other operating activities	(19,341)	(99,250)	(79,910)	(413.2%)	(177,339)

NET CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	950,938	995,570	44,632	4.7%	1,778,872

PRESS RELEASE Year Ended 2009

CASH FLOW (CONTINUED)	(Million Ch$)				(Thousand US$)

	2008	2009	Var 08-09	Chg %	2009

Net Cash Flows provided by (used in) Investing Activities
Proceeds from sales of property, plant and equipment	6,537	4,807	(1,730)	(26.5% )	8,588
Proceeds from sales of intangible assets	-	-	-		-
Proceeds from sales of other financial assets	7,731	-	(7,731)	(100.0% )	-
Proceeds from sales of other assets	14	-	(14)	(100.0% )	-
Other cash flows provided by (used in) investing activities	73,805	9,848	(63,957)	(86.7% )	17,596
Proceeds from dividends classified for investing purposes	35,463	75,348	39,885	112.5%	134,630
Proceeds from interest received classified for investing purposes	3,026	2,441	(585)	(19.3% )	4,362
Purchase of property, plant and equipment	(255,118)	(315,590)	(60,472)	(23.7% )	(563,891)
Acquisitions of investment properties	-	-	-		-
Acquisitions of intangible assets	(2,488)	(412)	2,076	83.5%	(735)
Acquisitions of intangible assets	-	-	-		-
Acquisitions of joint ventures, net of cash acquired	-	-	-		-
Loans to related companies	(47,066)	(8,975)	38,091	80.9%	(16,036)
Other investment disbursements	(23,576)	(208,922)	(185,347)	(786.2% )	(373,300)

NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(201,672)	(441,455)	(239,783)	(118.9%)	(788,787)

Net Cash Flows provided by (used in) Financing Activities
Proceeds from issuance of equity securities, net	-	-	-		-
Loans obtained	348,060	230,775	(117,285)	(33.7% )	412,346
Proceeds from issuance of other financial liabilities	227,770	126,062	(101,707)	(44.7% )	225,247
Proceeds from loans from related companies	58,060	11,436	(46,624)	(80.3% )	20,434
Revenue from other financing sources	448	-	(448)	(100.0% )	-
Payments of loans	(137,386)	(231,907)	(94,521)	(68.8% )	(414,369)
Repayment of other financial liabilities	(217,926)	(439,519)	(221,593)	(101.7% )	(785,327)
Repayments of liabilities for financial leases	(6,996)	(3,172)	3,824	54.7%	(5,667)
Payments of loans to related parties	(6,199)	(58,538)	(52,339)	(844.3% )	(104,595)
Payments of interest classified for financing purposes	(163,445)	(114,393)	49,052	30.0%	(204,396)
Dividends paid to minority interest	(146,871)	(164,683)	(17,812)	(12.1% )	(294,254)
Dividends paid to shareholders of the company	(101,988)	(156,415)	(54,427)	(53.4% )	(279,481)
Other cash flows provided by (used in) financing activities	-	-	-		-

NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(146,474)	(800,353)	(653,880)	(446.4%)	(1,430,062)

Net Increase (Decrease) in Cash and Cash Equivalents	602,793	(246,239)	(849,031)	(140.8%)	(439,977)
Effects of foreign exchange rate variations on cash and cash equivalents	1,330	(26,541)	(27,870)	(2096.2% )	(47,423)
Effect of changes in scope of consolidation on cash and cash equivalents	-	-	-		-
Beginning balance of cash and cash equivalents, statement of cash flows	115,096	719,218	604,122	524.9%	1,285,090

Ending Balance of Cash and Cash Equivalents, Statement of Cash Flows	719,218	446,438	(272,780)	(37.9%)	797,690

The company generated a negative cash flow of Ch$ 246,239 million for the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 995,570 million, representing an increase of 4.7% over December 2008. This flow mainly comprises the net income for the period of Ch$ 772,100 million.

Investment activities generated a negative flow of Ch$ 441,455 million, mainly due to acquisitions of property, plant and equipment, and of intangible assets, for Ch$ 316,001 million, other investment payments of Ch$ 208,922 million, and loans to related companies of Ch$8,975 million, compensated by the sales proceeds of property, plant and equipment for Ch$ 4,807 million, dividends received of Ch$ 75,348 million and other cash flows of Ch$ 12,288 million.

Financing activities generated a negative flow of Ch$ 800,353 million. This was generated mainly by other cash flows used in financing activities (bonds) for Ch$ 439,519 million, loan repayments of Ch$ 231,907 million, repayments of loans to related companies of Ch$ 58,538 million, interest payments of Ch$ 114,393 million, dividend payments to minorities of Ch$ 164,683 million, payments by the entity reporting of Ch$ 156,415 million and others of Ch$ 3,172 million. These were offset by loans drawn of Ch$ 230,775 million, the issue of other financial liabilities of Ch$ 126,062 million and loans from related companies of Ch$ 11,437 million.

PRESS RELEASE Year Ended 2009

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE

Table 8

	Interest Received				Dividends Received				Management Fee				Total Cash Received
	Millions Ch$		Chg%	Thousand US$	Millions Ch$		Chg%	Thousand US$	Millions Ch$		Chg%	Thousand US$	Millions Ch$		Chg%	Thousand US$

	2008	2009		2009	2008	2009		2009	2008	2009		2009	2008	2009		2009

Argentina	337	147	-56%	262	187	164	-13%	292	736	666	-10%	1,190	1,259	976	-23%	1,744
Peru					5,575	15,316	175%	27,366					5,575	15,316	175%	27,366
Brazil					32,304	69,228	114%	123,695					32,304	69,228	114%	123,695
Colombia					34,093	29,156	-14%	52,095					34,093	29,156	-14%	52,095

Total	337	147		262	72,159	113,862		203,448	736	666		1,190	73,231	114,675		204,900

Source: Internal Financial Report

CAPEX AND DEPRECIATION

Table 9

	Payments for Additions of Fixed			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
Million Ch$	2008	2009	2009	2008	2009	2009

Endesa Chile	157,744	203,892	364,315	59,217	59,414	106,161
Endesa Eco	43,352	52,390	93,610	1,279	1,672	2,987
Pehuenche	267	410	733	12,107	12,180	21,763
San Isidro	4,419	2,737	4,890	8,268	8,926	15,948
Pangue	456	619	1,105	4,314	4,381	7,828
Celta	(2,675)	4,115	7,353	2,929	2,610	4,664
Enigesa	874	295	527	119	99	176
Ingendesa	599	227	405	267	209	374
Túnel El Melón	46	-	-	1	-	-
EASA (Grupo)	27,495	21,375	38,193	20,685	22,643	40,458
Emgesa	24,011	19,881	35,523	29,602	35,943	64,223
Generandes Perú	9,003	7,110	12,705	36,073	38,003	67,903
Transquillota	787	2,129	3,803	559	322	576
Hidroaysén	-	12,733	22,751	50	55	98
Gas Atacama	759	2,938	5,250	7,162	6,317	11,287

Total	255,118	315,590	563,895	182,631	192,773	344,446

PRESS RELEASE Year Ended 2009

ARGENTINA

In Argentina, operating income for December 2009 was Ch$ 42,951 million, compared to Ch$ 37,284 million reported the year before, a 15% increase. Overall, the combined EBITDA of our operations in Argentina experienced an increase of 13.2% as of December 2009, reaching Ch$ 65,593 million.

ENDESA COSTANERA

Operating income amounted to Ch$ 4,380 million, 76% below the level of the same period of 2008. Physical sales fell by 3%, which basically explains the decrease of revenues by 4% as of December 2009 compared to December 2008. Operating costs of the company increased by 1% between the two periods, driven by higher consumption of fuel and the increase of energy purchases.

Table 10

Costanera	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Operating Revenues	240,087	231,280	(8,808)	(3.7% )	413,248
Procurement and Services	(188,737)	(190,815)	(2,078)	(1.1% )	(340,946)
Contribution Margin	51,350	40,464	(10,886)	(21.2% )	72,301
Other Costs	(15,690)	(17,226)	(1,536)	(9.8% )	(30,779)

Gross Operating Income (EBITDA)	35,661	23,239	(12,422)	(34.8%)	41,522

Depreciation and Amortization	(17,236)	(18,859)	(1,623)	(9.4% )	(33,696)

Operating Income	18,425	4,380	(14,045)	(76.2%)	7,826

Figures may differ from those accounted under Argentine GAAP.

Table 10.1

Costanera	2008	2009	Var 08-09	Chg %

GWh Produced	8,540	8,172	(368)	(4.3% )
GWh Sold	8,543	8,284	(260)	(3.0% )
Market Share	8.1%	7.9%	(0.1% )	(1.8% )

PRESS RELEASE Year Ended 2009

EL CHOCÓN

Reservoirs showed higher levels accumulated in the early months of the year, thus providing greater hydroelectric generation. El Chocón hydro plant generation increased 1,843 GWh. With this, El Chocón improved its operating income to Ch$ 38,700 million as of December 2009, with physical sales increasing by 61% compared to the same period of 2008.

Table 11

El Chocó;n	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Operating Revenues	44,141	65,298	21,158	47.9%	116,674
Procurement and Services	(17,503)	(17,724)	(221)	(1.3% )	(31,669)
Contribution Margin	26,638	47,574	20,936	78.6%	85,005
Other Costs	(4,158)	(5,090)	(932)	(22.4% )	(9,094)

Gross Operating Income (EBITDA)	22,480	42,484	20,005	89.0%	75,911

Depreciation and Amortization	(3,449)	(3,784)	(335)	(9.7% )	(6,762)

Operating Income	19,031	38,700	19,670	103.4%	69,149

Figures may differ from those accounted under Argentine GAAP.

Table 11.1

El Chocón	2008	2009	Var 08-09	Chg %

GWh Produced	1,940	3,783	1,843	95.0%
GWh Sold	2,554	4,122	1,567	61.4%
Market Share	2.4%	3.9%	1.5%	63.4%

Market risk analysis

  Hydrological risk: The El Chocón reservoir ended December 2009 at a level of 380.56 msl, similar to the 380.13 msl at the end of 2008. Contributions from the Limay basin and from the Collón Curÿ tributaries to the plant were around 18% higher than average for September, with annual inflows approximating to the historic average.

  Variation in energy demand: Demand in the period January – December 2009 was 104,592 GWh, representing a decline of 1.3 % compared to the same period of the year before (105,938 GWh).

  In 2009 the government decided to suspend rises in electricity and gas tariffs, and replaced them with more subsidies to sector companies. Users that have already paid their bills with the increase will be refunded the corresponding amount. The estimation of the cost of this measure is approximately US$ 500 million per year.

Investments

  In Argentina, Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A., has made between 2004 and 2007 investments in the Foninvemem, which has meant 21% shareholding in Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., corresponding to two 800 MW combined-cycle plants each. Both plants started operating in open cycle during 2008. The closing of the cycles (combined-cycle operation) is expected to take place by the end of January 2010. Once the commercial operations of both plants in combined cycle are completed, our companies should start to recover their credits from the cash flows generated by the projects under the sale contract of their production to the MEM.

PRESS RELEASE Year Ended 2009

CHILE

In Chile, operating income of the generation business for 2009 amounted to Ch$ 640,040 million, a 13% increase over 2008. This growth is mainly explained by a 41% fall in operating costs as a result of the positive hydrology conditions accumulated during 2009, improving the production mix. This led to 61% lower energy purchases and to reduce fuel consumption by 43%. Although energy sold on the spot market rose by 26% as of December 2009, which allowed overall physical sales to increase by 4%, the lower average prices led revenues to decrease by 15%. The generation of 22,239 GWh in 2009 represented a 5% improvement over 2008. EBITDA, or gross operating income, of the generation business in Chile amounted to Ch$ 780,225 million through December 2009, compared to Ch$ 663,697 million through December 2008.

Chilean Operations

The Operating Income in Chile reached an important increase due to a drop in operating costs. This growth is mainly explained by the decrease in liquid fuel prices, improved hydrological conditions which result in lower fuel consumption and less energy purchases, a decrease in toll costs and higher availability of gas. Hydro generation of Endesa Chile increased 1,042 GWh.

Table 12

Chilean Electricity Business	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Operating Revenues	1,605,337	1,369,647	(235,690)	(14.7% )	2,447,269
Procurement and Services	(871,056)	(511,522)	359,534	41.3%	(913,981)
Contribution Margin	734,281	858,125	123,845	16.9%	1,533,288
Other Costs	(70,584)	(77,900)	(7,317)	(10.4% )	(139,192)

Gross Operating Income (EBITDA)	663,697	780,225	116,528	17.6%	1,394,096

Depreciation and Amortization	(95,960)	(140,185)	(44,225)	(46.1% )	(250,481)

Operating Income	567,737	640,040	72,304	12.7%	1,143,616

Table 12.1

Chilean Electricity Business	2008	2009	Var 08-09	Chg %

GWh Produced	21,267	22,239	972	4.6%
GWh Sold	21,532	22,327	795	3.7%
Market Share	40.8%	42.1%	1.3%	3.2%

Most important changes in the market

  The CNE issued the SIC’s Definitive Node Price Report, effective on November 1st, 2009. In the SIC, the energy price at Alto Jahuel 220 kV decreased 2% both in dollars and in pesos in relation to the prices indexation of October 16, reaching US$ 93.19 /MWh and Ch$ 51.17 /MWh respectively. These prices don’t include the RM88 surcharge. Likewise, these prices decreased 6.8% in dollars and 13.7% in pesos in relation to the Node Price Report of April 2009.

  In the SING, the energy price at Crucero 220 KV decreased 1% in dollars and 0.6% in pesos in relation to the prices indexation of August 2009, reaching US$ 119.28 /MWh and US$ 65.49/ MWh respectively.

PRESS RELEASE Year Ended 2009

Market risk analysis

• The hydrological year April - December 2009 shows a 41.4% probability of surplus in its affluent energy, constituting a normal year.

• As of January 1st, 2010, reservoir levels had an approximate accumulation of 5,757 GWh of energy equivalent (approximately 2% above the level on the same date 2008, the equivalent of 105 GWh more).

• Variations in energy sales: Energy sales in Chile (SIC + SING) in 2009 was 53,057 GWh, a 0.5% increase over the same period of the previous year (52,813 GWh). The SIC fell by 0.5% and the SING rose by 3.3% .

Investments

• Reinforcing Endesa Chile’s commitment with sustainability and within its non-conventional renewable energy (NCRE) project development initiatives, and following the commercial start-up of the Canela 18 MW wind farm in December 2007, Endesa Chile, through Endesa Eco, on November 25 completed the commissioning of the 40 additional wind generators of the wind farm Canela II. Commercial operations started up on December 11, 2009.

• With respect to the Quintero LNG project, in which Endesa Chile holds 20% shareholding in the re-gasification terminal, the “Early Gas” phase started commercial operations on September 12, requiring the presence in port of the tanker in port to operate the re-gasification plant. This re-gasification plant is already operating in fast-track, and plans to be fully operative in its total storage capacity in August 2010.

• On June 20, the first unit of the Quintero thermal-plant project, which Endesa Chile built in the Region of Valparaíso, successfully made its first synchronization with the Central Interconnected System (SIC), beginning its commercial operations on July 23. The second unit successfully made its synchronization with the SIC on August 28 and has been in commercial operations since September 4. This project, located on a site alongside the Quintero re-gasification plant, was declared with a capacity of 257 MW, and will operate either with natural gas or with diesel oil.

• Works continue for the construction of the Bocamina II coal-fired plant in Coronel, in the Eighth region. With a capacity of 370 MW, it will be equipped with the latest emission-reduction technologies and it is estimated that the start-up will be in December 2010.

PRESS RELEASE Year Ended 2009

COLOMBIA

EMGESA

Operating income of our business in Colombia reached Ch$ 250,811 million during 2009, 16% higher than in 2008. This improvement is mainly explained by an increase of average prices measured in local currency given lower hydrology conditions during the period as well as an increase of physical sales of 3% over 2008. Hydro generation of Emgesa experienced a 703 GWh decrease in 2009 as result of the lower hydrology related with “El Niño” phenomenon. This situation led to a weaker production mix, thus a 43% growth of operating costs, in which energy purchases increased as well as fuel consumption expenses for thermal generation. EBITDA, or gross operating income, increased 16% in the period, reaching Ch$ 287,328 million in 2009.

Table 13

Emgesa	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Operating Revenues	401,470	500,964	99,494	24.8%	895,117
Procurement and Services	(128,688)	(184,067)	(55,379)	(43.0% )	(328,890)
Contribution Margin	272,782	316,897	44,115	16.2%	566,228
Other Costs	(25,403)	(29,569)	(4,166)	(16.4% )	(52,834)

Gross Operating Income (EBIT	247,378	287,328	39,949	16.1%	513,393

Depreciation and Amortization	(30,560)	(36,516)	(5,956)	(19.5% )	(65,247)

Operating Income	216,818	250,811	33,993	15.7%	448,147

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Table 13.1

Emgesa	2008	2009	Var 08-09	Chg %

GWh Produced	12,905	12,674	(232)	(1.8% )
GWh Sold	16,368	16,806	438	2.7%
Market Share	21.9%	20.5%	(1.4% )	(6.5% )

Market risk analysis

• Hydrological risk: Total contributions by the SIN during the October - December 2009 quarter, corresponding to the beginning of the summer, were 65% of the historic average (very dry condition). For Guavio, the inflows for the same period were 61% (extremely dry condition, the second driest since 1963) and 59% for Betania (very dry condition).The contribution in relation to the averge amount were 89% for the total in the SIN; 81% for Guavio and 96% for Betania. In 2009, with respect to the water level of the reservoir of greatest significance to Endesa (Guavio), in December 31st it was at 59.2% of its maximum capacity, equivalent to 1,259 GWh (approx. 570 GWh, 27% lower than the level in 2008).

• Variation in energy demand: Accumulated demand in 2009 was 54,679 GWh, a 1.5% increase over the same period 2008 (53,870 GWh).

Investments

• In Colombia, following the conclusion of the Assignment of Firm Energy process for the projects to start operating between December 2014 and November 2019, The Colombian Ministry of Mines and Energy in June chose Emgesa’s El Quimbo hydroelectric project, with a capacity of 400 MW. In line with the project’s schedule, the principal civil works and equipment supply and assembly contracts are currently in their tender processes, in order to estimate the investment of the project.

PRESS RELEASE Year Ended 2009

PERU

EDEGEL

Operating income in Peru was Ch$ 76,212 million, an increase of Ch$ 24,266 million over 2008. This is mainly explained by a better production mix given the positive hydrology conditions during the year. Edegel hydro generation increased 376 GWh in 2009. This situation allowed operating costs to reduce by 27% compared to 2008, with lower fuel consumption and costs of energy purchases. The drop in costs of energy purchases also reflects a reversal of a provision for energy purchases for distributors without contracts. EBITDA of Peru amounted to Ch$ 114,425 million in 2009, compared to Ch$ 88,179 million in 2008.

Table 14

Edegel	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Operating Revenues	208,497	213,625	5,128	2.5%	381,702
Procurement and Services	(98,453)	(72,014)	26,439	26.9%	(128,673)
Contribution Margin	110,044	141,611	31,567	28.7%	253,029
Other Costs	(21,864)	(27,186)	(5,322)	(24.3% )	(48,576)

Gross Operating Income (EBIT	88,179	114,425	26,246	29.8%	204,453

Depreciation and Amortization	(36,233)	(38,213)	(1,980)	(5.5% )	(68,278)

Operating Income	51,946	76,212	24,266	46.7%	136,175

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Table 14.1

Edegel	2008	2009	Var 08-09	Chg %

GWh Produced	8,102	8,163	61	0.8%
GWh Sold	8,461	8,321	(140)	(1.7% )
Market Share	31.6%	30.7%	(0.9% )	(2.8% )

Most important changes in the market

• On December 17, OSINERGMIN published the distribution tariffs for natural gas for the next four years. Generators will receive payments on January 1st, 2014 reported that the Ventanilla plant units qualified as dual as a result of the evaluation and analysis of the operation of the plant’s gas turbines (TG3 and TG4).
• In September, Edegel terminated its supply contract with Electroperú (385 MW) related to the Ventanilla plant, releasing energy that can sold at more competitive prices.

Market risk analysis

• Hydrological risk: The total volume stored in Edegel’s lakes and reservoirs at the end of December 2009 was approximately 229.1 million cubic meters, which represents 80% of total capacity (36 more than the level on the same date of the year before). In the fourth quarter, flows in the Rimac basin were 197% of average (humid condition), in contrast to the 82% obtained in the fourth quarter of 2009. In this period, the rivers Tulumayo and Tarma maintained flows representing 111% of the average (semi-humid) and 85% (semi-dry) respectively.

Investments

• In January 2008 Edegel signed a turnkey contract with Siemens Power Generation for the installation of a 188.6 MW turbine at the Santa Rosa plant, which will operate with natural gas from Camisea. On September 2nd of 2009, the turbine started its commercial operations with 193.18 MW of capacity. Later on November 28, an increase of 6.65 MW was recognized, reaching a total capacity of 199.83 MW, allowing Edegel to increase its installed capacity to 1,667.23 MW and enabled it to meet the Peruvian market growth in demand.

PRESS RELEASE Year Ended 2009

MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE

Commercial and Regulatory Risk

Endesa Chile’s activities are subject to a broad range of governmental standards. Any modification of such standards may affect its activities, economic situation and operating results.

Likewise, the operations of Endesa Chile are subject to environmental regulations, which the company fulfills permanently. Modifications to these regulations may impact its economic situation and the results of its operations.

The commercial activity of Endesa Chile is designed in order to moderate the possible impact of changes in hydrological conditions.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a variable interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total gross debt was 46.9% as of December 2009 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate these risks.

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to dollar and the asset and liability levels in such currency. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency. The exchange rates of the local currencies in relation to the dollar in the five countries where we operate are the following:

Closing Exchange Rate

	Dic-08	Dic-09	Change (% )

Argentina	3.45	3.80	10.0%
Brazil	2.34	1.74	-25.5%
Chile	636.45	507.10	-20.3%
Colombia	2,243.59	2,044.23	-8.9%
Peru	3.14	2.89	-7.9%

Negative variation means appreciation of the local currency.

PRESS RELEASE Year Ended 2009

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk on some commodities, basically of fuel purchases for the electricity generation and also of energy trading transactions in the local markets.

Looking forward to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with non-regulated customers.

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting long term committed credit facilities and short term financial investments, for the amounts needed to support future estimated needs according to the period with the situation and the expectations of debt and capital markets.

As of December 2009, Endesa Chile’s liquidity was US$ 493 million. As of December, 2008, the company’s liquidity was US$ 1,104 million.

Risk Measurement

Endesa Chile measures the value at risk of its debt and financial derivatives positions with the objective of guaranteeing that the risk contracted by the company is consistent with the risk exposure defined by the management, thus restricting the volatility of its financial results. The risk exposure used in the calculations of the current value at risk comprises debt and financial derivatives.

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt of specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment, after any applicable grace period, of Endesa Chile debts, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million dollars (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million dollars, could give rise to a cross default of several bank revolving debt facilities at Endesa Chile. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from credit rating agencies could trigger prepayments.

PRESS RELEASE Year Ended 2009

SUSTAINABILITY AND THE ENVIRONMENT

In January 2009, Endesa Chile received the Silver Class distinction in the Sustainability Yearbook 2009 published by the Swiss agency SAM (Sustainable Asset Management) together with PricewaterhouseCoopers, which placed the Company among the 6 best performing electricity companies in sustainability in the world.

In March, and for the third consecutive year, the Sustainability Report 2008 of Endesa Chile was rated by GRI (Global Reporting Initiative) as A+, the maximum qualification possible. In October, this report was awarded the prize for the Best Sustainability Report by the Chilean organization Acción RSE, where the company obtained the prize in the Best Description of Environmental Performance category.

The Canela I wind farm of Endesa Eco, a company for the development of non-conventional renewable energies (NCRE) of Endesa Chile, was registered in the CDM (clean development mechanism) circuit by the United Nations Office for Climate Change (UNFCCC), a process that will allow the verification and later commercialization of the greenhouse gas emissions saved, which are estimated in 27,251 tons of CO2 equivalent per year. Additionally, the Canela II wind farm started up commercial operations on December 11, 2009, providing 60 MW of new capacity to the electricity grid. This wind farm is the biggest wind farm in Chile and the second largest in South America. Its registration in the CDM circuit by the UNFCCC is pending.

In September, Endesa Chile received the evaluation made by the Swiss agency SAM (Sustainable Asset Management) which selects the member firms of the Dow Jones Sustainability Index (DJSI). The company was awarded 78 points, 2 more than in 2008, which represents the highest level ever obtained by the company and places it within the world’s leading electricity companies in this matter.

The United Nations Global Compact published the “Notable” category for Endesa Chile’s latest Communication of Progress (COP). The company thus forms part of a select group of companies around the world which have obtained this important classification, and becomes an example in carrying out policies that promote the Global Compact, especially in the human rights, labor rights, environment and fight against corruption areas.

As of December 2009, out of the 65,158.1 GWh generated, 99.9% was produced by power plants which Environmental Management Systems (EMS) are certified under the ISO 14.001 standard. On the other hand, 100% was generated by plants having their safety and occupational health management system certified under the OHSAS 18.001 standard, demonstrating the company’s commitment with the environment and safety in the place of work.

PRESS RELEASE Year Ended 2009

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following can be mentioned with respect to the assets of greatest importance:

Properties, Plant and Equipment are valued at cost less the corresponding accumulated depreciation and losses for any deterioration suffered. Properties, Plant and Equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium of the cost of acquisition over the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any deterioration has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for deterioration (see Note 3.c of the financial statements).

Throughout the period, and fundamentally on its closing, an evaluation is made to ensure that there is no indication that some asset might have suffered a loss for deterioration. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of deterioration. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the effective generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows. As a result of this evaluation, it was determined that there is no deterioration related to the acquired businesses, except in the case of our jointly-controlled company Gas Atacama Holding Ltda., whose deterioration test made in 2007 determined that the recoverable value of the assets was below their book value, making an investment provision on that date.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the financial statements.

PRESS RELEASE Year Ended 2009

OPERATING INCOME BY SUBSIDIARY

Summary of operating revenues, operating costs (including other costs) and operating income of all Endesa Chile’ subsidiaries, for the years ended in December 2008 and December 2009, detailed as follows:

Table 15

(MILLION PESOS)	OPERATING REVENUES		OPERATING EXPENSES		OPERATING INCOME		Change	VAR %
	2008	2009	2008	2009	2008	2009

ARGENTINA	284,228	296,578	(246,944)	(253,627)	37,284	42,951	5,666	15.2%
COLOMBIA	401,470	500,964	(184,652)	(250,153)	216,818	250,811	33,993	15.7%
PERU	208,497	213,625	(156,725)	(137,576)	51,772	76,049	24,276	46.9%
CONS. FOREIGN SUBS. ADJUSTMENTS	-	(897)	764	897	764	-	(764)	(100.0%)

TOTAL FOREIGN SUBSIDIARIES	894,195	1,010,271	(587,556)	(640,460)	306,639	369,811	63,172	20.6%

ELECTRICITY BUSINESS IN CHILE	1,605,337	1,369,647	(1,037,600)	(729,607)	567,737	640,040	72,304	12.7%
OTHER BUSINESSES IN CHILE	36,856	39,001	(37,069)	(31,921)	(212)	7,080	7,292	(3437.3%)

TOTAL CHILE	1,642,193	1,408,649	(1,074,669)	(761,529)	567,524	647,120	79,596	14.0%

TOTAL CONSOLIDATED	2,536,388	2,418,919	(1,662,225)	(1,401,989)	874,164	1,016,931	142,767	16.3%

Table 15.1

(MILLION PESOS)	OPERATING REVENUES

		% Revenues		% Revenues
	2008	2008	2009	2009	Change

CHOCÓN (ARGENTINA)	44,141	1.7%	65,298	2.7%	21,158
COSTANERA (ARGENTINA)	240,087	9.5%	231,280	9.6%	(8,808)
INVESTMENT VEHICLES IN ARGENTINA	-	0.0%	-	0.0%	-
TOTAL ARGENTINA	284,228	11.2%	296,578	12.3%	12,350
EMGESA (COLOMBIA)	401,470	15.8%	500,964	20.7%	99,494
TOTAL COLOMBIA	401,470	15.8%	500,964	20.7%	99,494
EDEGEL (PERU)	208,497	8.2%	213,625	8.8%	5,128
INVESTMENT VEHICLES IN PERU	-	0.0%	-	0.0%	-
TOTAL PERU	208,497	8.2%	213,625	8.8%	5,128
CONS. FOREIGN SUBS. ADJUSTMENTS	-	0.0%	(897)	0.0%	(897)

TOTAL FOREIGN SUBSIDIARIES	894,195	35.3%	1,010,271	41.8%	116,076

ELECTRICITY BUSINESS IN CHILE	1,605,337	63.3%	1,369,647	56.6%	(235,690)
OTHER BUSINESSES IN CHILE	36,856	1.5%	39,001	1.6%	2,145

TOTAL CHILE	1,642,193	64.7%	1,408,649	58.2%	(233,545)

TOTAL CONSOLIDATED	2,536,388	100.0%	2,418,919	100.0%	(117,469)

PRESS RELEASE Year Ended 2009

Table 15.2

(MILLION PESOS)	OPERATING EXPENSES

		% Expenses		% Expenses
	2008	2008	2009	2009	Change

CHOCÓN (ARGENTINA)	(25,110)	1.5%	(26,598)	1.9%	(1,488)
COSTANERA (ARGENTINA)	(221,662)	13.3%	(226,900)	16.2%	(5,237)
INVESTMENT VEHICLES IN ARGENTINA	(171)	0.0%	(130)	0.0%	41
TOTAL ARGENTINA	(246,944)	14.9%	(253,627)	18.1%	(6,684)
EMGESA (COLOMBIA)	(184,652)	11.1%	(250,153)	17.8%	(65,501)
TOTAL COLOMBIA	(184,652)	11.1%	(250,153)	17.8%	(65,501)
EDEGEL (PERU)	(156,551)	9.4%	(137,413)	9.8%	19,138
INVESTMENT VEHICLES IN PERU	(174)	0.0%	(164)	0.0%	10
TOTAL PERU	(156,725)	9.4%	(137,576)	9.8%	19,148
CONS. FOREIGN SUBS. ADJUSTMENTS	764	0.0%	897	-0.1%	132

TOTAL FOREIGN SUBSIDIARIES	(587,556)	35.3%	(640,460)	45.7%	(52,904)

ELECTRICITY BUSINESS IN CHILE	(1,037,600)	62.4%	(729,607)	52.0%	307,993
OTHER BUSINESSES IN CHILE	(37,069)	2.2%	(31,921)	2.3%	5,147

TOTAL CHILE	(1,074,669)	64.7%	(761,529)	54.3%	313,140

TOTAL CONSOLIDATED	(1,662,225)	100.0%	(1,401,989)	100.0%	260,236

Table 15.3

(MILLION PESOS)	OPERATING INCOME

		% Expenses		% Expenses
	2008	2008	2009	2009	Change

CHOCÓN (ARGENTINA)	19,031	2.2%	38,700	3.8%	19,670
COSTANERA (ARGENTINA)	18,425	2.1%	4,380	0.4%	(14,045)
INVESTMENT VEHICLES IN ARGENTINA	(171)	0.0%	(130)	0.0%	41
TOTAL ARGENTINA	37,284	4.3%	42,951	4.2%	5,666
EMGESA (COLOMBIA)	216,818	24.8%	250,811	24.7%	33,993
TOTAL COLOMBIA	216,818	24.8%	250,811	24.7%	33,993
EDEGEL (PERU)	51,946	5.9%	76,212	7.5%	24,266
INVESTMENT VEHICLES IN PERU	(174)	0.0%	(164)	0.0%	10
TOTAL PERU	51,772	5.9%	76,049	7.5%	24,276
CONS. FOREIGN SUBS. ADJUSTMENTS	764	0.1%	-	0.0%	(764)

TOTAL FOREIGN SUBSIDIARIES	306,639	35.1%	369,811	36.4%	63,172

ELECTRICITY BUSINESS IN CHILE	567,737	64.9%	640,040	62.9%	72,304
OTHER BUSINESSES IN CHILE	(212)	0.0%	7,080	0.7%	7,292

TOTAL CHILE	567,524	64.9%	647,120	63.6%	79,596

TOTAL CONSOLIDATED	874,164	100.0%	1,016,931	100.0%	142,767

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

PRESS RELEASE Year Ended 2009

BUSINESS INFORMATION OF CHILEAN OPERATIONS
MAIN OPERATING FIGURES IN GWH

Table 16

	Endesa and Non-
2009	Registered		Endesa SIC	Endesa SING	Total Chile
(GWh)	Subsidiaries	Pehuenche	Consolidated	Consolidated	Consolidated

Total generation	16,088.0	3,613.0	19,701.0	2,538.3	22,239.4

Hydro generation	11,213.3	3,613.0	14,826.3	-	14,826.3

Thermo generation	4,781.0	-	4,781.0	2,538.3	7,319.3

Wind generation	93.7	-	93.7	-	93.7

Purchases	5,625.8	-	156.2	376.3	532.5

Purchases to related companies	5,469.7	-	5,469.7	-	5,469.7

Purchases to other generators	156.2	-	156.2	-	156.2

Purchases at spot	-	-	-	376.3	376.3

Transmission losses, pump and other consumption	398.8	16.6	415.4	29.3	444.7

Total electricity sales	21,315.0	3,596.4	19,441.3	2,885.4	22,326.6

Sales at regulated prices	10,929.7	331.4	11,261.1	705.3	11,966.5

Sales at unregulated prices	3,968.3	190.4	4,158.7	2,018.7	6,177.4

Sales at spot marginal cost	2,446.9	1,574.5	4,021.4	161.4	4,182.8

Sales to related companies generators	3,970.1	1,500.1	5,470.2	-	5,470.2

TOTAL SALES OF THE SYSTEM	39,400.8	39,400.8	39,400.8	13,656.5	374,356.8

Market Share on total sales (%)	44.0%	5.3%	49.3%	21.1%	1.0%

Table 16.1

	Endesa and Non-
2008	Registered		Endesa SIC	Endesa SING	Total Chile
(GWh)	Subsidiaries	Pehuenche	Consolidated	Consolidated	Consolidated

Total generation	15,305.3	3,589.4	18,894.7	2,372.4	21,267.1

Hydro generation	10,194.6	3,589.4	13,784.1	-	13,784.1

Thermo generation	5,080.2	-	5,080.2	2,372.4	7,452.6

Wind generation	30.4	-	30.4	-	30.4

Purchases	5,207.5	41.0	252.0	446.0	698.0

Purchases to related companies	4,996.4	-	4,996.4	-	4,996.4

Purchases to other generators	211.1	-	211.1	-	211.1

Purchases at spot	-	41.0	41.0	446.0	487.0

Transmission losses, pump and other consumption	384.3	16.5	400.8	32.5	433.3

Total electricity sales	20,128.4	3,613.9	18,745.9	2,785.9	21,531.9

Sales at regulated prices	11,113.9	352.1	11,466.0	700.2	12,166.2

Sales at unregulated prices	3,965.9	176.8	4,142.7	1,891.5	6,034.2

Sales at spot marginal cost	1,552.1	1,585.1	3,137.2	194.2	3,331.5

Sales to related companies generators	3,496.4	1,500.0	4,996.4	-	4,996.4

TOTAL SALES OF THE SYSTEM	39,594.2	39,594.2	39,594.2	13,218.9	376,953.5

Market Share on total sales (%)	42.0%	5.3%	47.3%	21.1%	1.1%

PRESS RELEASE Year Ended 2009

BUSINESS INFORMATION OF FOREIGN OPERATIONSMAIN OPERATING FIGURES IN GWH

Table 17

2009 (GWh)	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	8,172.0	3,782.6	11,954.6	22,239.4	12,673.6	8,162.8	32,791.0	55,030.4
Hydro generation	-	3,782.6	3,782.6	14,826.3	11,700.1	4,564.3	20,046.9	34,873.3
Thermo generation	8,172.0	-	8,172.0	7,319.3	973.6	3,598.5	12,744.1	20,063.4
Wind generation	-	-	-	93.7	-	-	-	93.7
Purchases	189.3	339.1	528.4	532.5	4,284.3	336.6	5,149.3	5,681.8
Purchases to related companies	-	-	-	5,469.7	-	-	-	5,469.7
Purchases to other generators	-	-	-	156.2	1,233.3	-	1,233.3	1,389.5
Purchases at spot	189.3	339.1	528.4	376.3	3,051.0	336.6	3,916.0	4,292.3
Transmission losses, pump and other consumption	77.6	-	77.6	444.7	151.7	178.7	407.9	852.7
Total electricity sales	8,283.7	4,121.6	12,405.3	22,326.6	16,806.2	8,320.8	37,532.4	59,859.0
Sales at regulated prices	-	-	-	11,966.5	9,485.1	4,065.1	13,550.2	25,516.6
Sales at unregulated prices	772.0	1,355.7	2,127.7	6,177.4	2,474.6	3,500.2	8,102.6	14,279.9
Sales at spot marginal cost	7,511.7	2,765.9	10,277.6	4,182.8	4,846.5	755.5	15,879.6	20,062.4
Sales to related companies generators	-	-	-	5,470.2	-	-	-	5,470.2
TOTAL SALES OF THE SYSTEM	104,592.0	104,592.0	104,592.0	53,057.3	81,921.0	27,082.3
Market Share on total sales (%)	7.9%	3.9%	11.9%	42.1%	20.5%	30.7%

Table 17.1

2008 (GWh)	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	8,540.1	1,940.0	10,480.2	21,267.1	12,905.1	8,101.9	31,487.2	52,754.4
Hydro generation	-	1,940.0	1,940.0	13,784.1	12,402.6	4,188.7	18,531.3	32,315.4
Thermo generation	8,540.1	-	8,540.1	7,452.6	502.5	3,913.3	12,955.9	20,408.6
Wind generation	-	-	-	-	-	-	-	-
Purchases	79.5	614.3	693.7	698.0	3,611.4	524.6	4,829.7	5,527.7
Purchases to related companies	-	-	-	4,996.4	-	-	-	4,996.4
Purchases to other generators	-	-	-	211.1	885.4	-	885.4	1,096.4
Purchases at spot	79.5	614.3	693.7	487.0	2,726.0	524.6	3,944.4	4,431.3
Transmission losses, pump and other consumption	76.2	-	76.2	433.3	148.6	165.7	390.5	823.8
Total electricity sales	8,543.4	2,554.3	11,097.7	21,531.9	16,367.9	8,460.8	35,926.5	57,458.3
Sales at regulated prices	-	-	-	12,166.2	8,738.9	3,574.0	12,312.9	24,479.1
Sales at unregulated prices	1,032.7	1,364.2	2,396.9	6,034.2	2,429.7	4,651.4	9,477.9	15,512.1
Sales at spot marginal cost	7,510.7	1,190.1	8,700.8	3,331.5	5,199.3	235.5	14,135.6	17,467.1
Sales to related companies generators	-	-	-	4,996.4	-	-	-	4,996.4
TOTAL SALES OF THE SYSTEM	105,938.3	105,938.3	105,938.3	52,813.2	74,628.7	26,771.2
Market Share on total sales (%)	8.1%	2.4%	10.5%	40.8%	21.9%	31.6%

PRESS RELEASE Year Ended 2009

BRAZIL

We disclose the operating results of Endesa Brasil and its subsidiaries for information purposes only. Endesa Chile does not consolidate these companies’ results; their equity contribution is reflected in Net Income From Related Companies account in the Consolidated Income Statement.

ENDESA BRASIL

Table 18

Endesa Brasil	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	1,939,140	1,958,614	19,474	1.0%	3,862,383
Procurements and Services	(1,119,726)	(1,057,983)	61,743	(5.5%)	(2,086,341)
Contribution Margin	819,414	900,631	81,217	9.9%	1,776,042
Other Costs	(238,083)	(255,151)	(17,068)	7.2%	(503,156)

Gross Operating Income (EBITDA)	581,331	645,480	64,149	11.0%	1,272,886

Depreciation and Amortization	(114,465)	(131,888)	(17,423)	15.2%	(260,084)

Operating Income	466,866	513,592	46,726	10.0%	1,012,802

Net Financial Income	(113,816)	(59,969)	53,848	(47.3%)	(118,258)
Financial income	118,860	100,509	(18,351)	(15.4%)	198,203
Financial expenses	(198,955)	(185,208)	13,747	(6.9%)	(365,229)
Income (Loss) for indexed assets and liabilities	-	-	-	-	-
Foreign currency exchange differences, net	(33,722)	24,730	58,452	(173.3%)	48,768
Gains	59,906	46,431	(13,475)	(22.5%)	91,561
Losses	(93,627)	(21,700)	71,927	(76.8%)	(42,793)
Net Income from Related Comp. Cons. By the Prop. Eq. Method	-	-	-	-	-
Net Income from Other Investments	-	-	-	-	-
Net Income from asset sales	401	276	(125)	(31.1%)	544

Net Income before Taxes	353,450	453,899	100,449	28.4%	895,088

Income Tax	(66,187)	(106,585)	(40,398)	61.0%	(210,185)
Continued Operations Result	287,263	347,314	60,051	20.9%	684,903
Gain (Loss) from discontinued operations,	-	-	-	-	-
Net from taxes
Dicontinued Operations Result	287,263	347,314	60,051	20.9%	684,903

NET INCOME	287,263	347,314	60,051	20.9%	684,903

Net Income Attributable to Owners of the Company	194,650	237,684	43,033	22.1%	468,711

Net Income Attributable to Minority Interest	92,613	109,631	17,018	18.4%	216,192

PRESS RELEASE Year Ended 2009

GENERATION

CACHOEIRA

Operating Income decreased due to lower market sales prices mainly explained by better hydrological conditions in Brazil compared to higher prices in 2008. Negative conversion effect from local currency to Chilean pesos reduced 6.5% the year 2009 results compared to last year’s figure.

Table 19

Cachoeira	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	147,105	88,300	(58,805)	(40.0%)	174,127
Procurements and Services	(39,270)	(23,600)	15,670	39.9%	(46,539)
Contribution Margin	107,835	64,700	(43,135)	(40.0%)	127,588
Other Costs	(6,103)	(6,820)	(718)	(11.8%)	(13,450)

Gross Operating Income (EBITDA)	101,732	57,880	(43,853)	(43.1%)	114,139

Depreciation and Amortization	(6,951)	(7,250)	(300)	(4.3%)	(14,298)

Operating Income	94,782	50,629	(44,153)	(46.6%)	99,841

Figures may differ from those accounted under Brazilian GAAP.

Table 19.1

Cachoeira	2008	2009	Var 08-09	Chg %

GWh Produced	3,308	2,820	(488)	(14.8%)
GWh Sold	4,403	3,862	(541)	(12.3%)
Market Share	1.1%	1.0%	-0.1%	-

FORTALEZA (CGTF)

Operating Income increased mainly due to lower energy purchased costs, as a consequence of lower market prices. Negative conversion effect from local currency to Chilean pesos reduced 6.5% the year 2009 results compared to last year’s figure.

Table 20

Fortaleza	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	110,163	138,595	28,432	25.8%	273,309
Procurements and Services	(65,587)	(38,643)	26,944	41.1%	(76,204)
Contribution Margin	44,576	99,952	55,376	124.2%	197,104
Other Costs	(8,010)	(8,351)	(340)	(4.2%)	(16,468)

Gross Operating Income (EBITDA)	36,566	91,601	55,035	150.5%	180,637

Depreciation and Amortization	(8,056)	(7,675)	381	4.7%	(15,136)

Operating Income	28,510	83,926	55,416	194.4%	165,501

Figures may differ from those accounted under Brazilian GAAP.

Table 20.1

Fortaleza	2008	2009	Var 08-09	Chg %

GWh Produced	71	499	429	604.6%
GWh Sold	2,690	3,007	317	11.8%
Market Share	0.7%	0.8%	0.1%	-

PRESS RELEASE Year Ended 2009

TRANSMISSION

CIEN

Operating Income increased mainly due to contracts signed to export energy to Uruguay and Argentina, initiating this activity in February, while in 2008, commercialization activities started on April. The latter was partially affected by negative conversion effect from local currency to Chilean pesos.

Table 21

Cien	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	72,777	97,961	25,185	34.6%	193,180
Procurements and Services	(290)	(20,025)	(19,735)	-	(39,489)
Contribution Margin	72,487	77,936	5,450	7.5%	153,690
Other Costs	(9,665)	(11,842)	(2,177)	(22.5%)	(23,352)

Gross Operating Income (EBITDA)	62,821	66,095	3,273	5.2%	130,338

Depreciation and Amortization	(17,099)	(18,102)	(1,002)	(5.9%)	(35,697)

Operating Income	45,722	47,993	2,271	5.0%	94,641

Figures may differ from those accounted under Brazilian GAAP.

DISTRIBUTION

AMPLA

Operating Income increased mainly due to increasing demand and the higher average sales prices and tolls, partially compensated by the increase in the energy purchase costs, higher energy losses and a negative conversion effect due to Real depreciation relative to the Chilean peso.

Tariff Review for the period 2009-2014 was held on March 2009 and the ANEEL set an adjustment of 0.82% to the final tariffs. Additionally, the annual revision designed to protect the company versus uncontrollable costs increases and inflation, set an adjustment of 10.95% in the final tariffs.

Table 22

Ampla	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	964,909	1,001,031	36,122	3.7%	1,974,030
Procurements and Services	(624,626)	(619,675)	4,951	0.8%	(1,221,997)
Contribution Margin	340,283	381,356	41,073	12.1%	752,033
Other Costs	(124,999)	(137,765)	(12,766)	(10.2%)	(271,672)

Gross Operating Income (EBITDA)	215,283	243,591	28,308	13.1%	480,361

Depreciation and Amortization	(46,817)	(56,566)	(9,749)	(20.8%)	(111,548)

Operating Income	168,466	187,025	18,559	11.0%	368,813

Figures may differ from those accounted under Brazilian GAAP.

Table 22.1

Ampla	2008	2009	Var 08-09	Chg %

Customers (Th)	2,466	2,522	55	2.2%
GWh Sold	9,119	9,394	275	3.0%
Clients/Employee	1,900	2,042	142	7.5%
Energy Losses %	20.2%	21.2%	1.0%	5.1%

PRESS RELEASE Year Ended 2009

COELCE

Operating Income increased mainly due to higher energy average sales prices, higher physical sales and lower energy losses. The latter was partially offset by the negative conversion effect from local currency to Chilean pesos.

The annual revision designed to protect the company versus uncontrollable costs increases and inflation, set an adjustment of 11.95% in the final tariffs.

Table 23

Coelce	Million Ch$				Thousand US$

	2008	2009	Var 08-09	Chg %	2009

Total Revenues	759,779	766,723	6,944	0.9%	1,511,976
Procurements and Services	(505,546)	(490,036)	15,509	3.1%	(966,351)
Contribution Margin	254,234	276,687	22,453	8.8%	545,626
Other Costs	(78,931)	(83,481)	(4,551)	(5.8%)	(164,625)

Gross Operating Income (EBITDA)	175,303	193,206	17,903	10.2%	381,001

Depreciation and Amortization	(35,361)	(42,031)	(6,670)	(18.9%)	(82,884)

Operating Income	139,942	151,175	11,233	8.0%	298,117

Figures may differ from those accounted under Brazilian GAAP.

Table 23.1

Coelce	2008	2009	Var 08-09	Chg %

Customers (Th)	2,842	2,965	124	4.4%
GWh Sold	7,571	7,860	289	3.8%
Clients/Employee	2,224	2,285	61	2.7%
Energy Losses %	11.7%	11.6%	(0.1%)	(1.3%)

PRESS RELEASE Year Ended 2009

OWNERSHIP OF THE COMPANY AS OF DECEMBER 31ST, 2009

TOTAL SHAREHOLDERS: 19,252

CONFERENCE CALL INVITATION

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended December 31st, 2009, on Thursday, January 28, 2010, at 8:30 am (Eastern Time).

To participate, please dial: 1 (617) 213 48 69, international or 1 (888) 713 4217 (toll free USA) Passcode I.D.: 92497461 approximately 10 minutes prior to the scheduled starting time.

To access the phone replay, please dial 1 (617) 801 68 88 or 1 (888) 286 80 10 (toll free USA) Passcode I.D.: 39437274.

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link: https://www.theconferencingservice.com/prereg/key.process?key=PM6AYPPH9

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl (please note that this is a listen only mode).

PRESS RELEASE Year Ended 2009

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Investor Relations Director
srm@endesa.cl
(56-2) 630 96 06

Juan Pablo Reitze	Irene Aguiló	Jacqueline Michael	M. Teresa Fuentealba
Head of Investor	Investor Relations	Investor Relations	Investor Relations
Relations	Representative	Representative	Representative
jprv@endesa.cl	iaguilo@endesa.cl	jmc@endesa.cl	mtfd@endesa.cl
(56-2) 630 96 03	(56-2) 630 96 04	(56-2) 630 95 85	(56-2) 630 95 06

Gloria Mora
Investor Relations
Assistant
gaml@endesa.cl
(56-2) 630 95 87

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’ business plans; (2) Endesa Chile’ cost-reduction plans; (3) trends affecting Endesa Chile’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ Joaquín Galindo V.

Joaquín Galindo V.

Chief Executive Officer

Dated: January 27, 2010